2101 - 885 West Georgia Street Vancouver, B.C. Canada V6C 3E8 Tel: +1 604 689 78 42 Fax: +1 604 689 42 50	Hovslagargatan 5 SE-111 48 Stockholm, Sweden Tel: +46 8 545 074 70 Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING Q4 2007 AND 2008 GUIDANCE

February 14, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") reports that a review of the estimates of certain independent analysts for the fourth quarter ended December 31, 2007 and the year ended December 31, 2008 has revealed material differences between those estimates and the Company's own forecasts. The differences are in respect of both revenue and costs.

While the Company has essentially met its 2007 production forecasts, revenue has been affected by falling metal prices. The decline in prices affected sales made in the fourth quarter. In addition, certain sales made in the third quarter were priced in the fourth quarter in accordance with normal contract terms, thus increasing the negative impact on revenue.

The Company has noted that cost estimates employed by certain independent analyst estimates are lower than the Company's estimates. The Company believes such costs are difficult for the market to estimate because of the Company's rapid acquisition growth over the past 15 months. Exchange rates have also affected the Company's costs given that all production takes place in Europe.

Although Lundin Mining has not yet finalized its results for the fourth quarter of 2007, the Company expects fourth quarter sales to be in the range of US$240 million to US$255 million and earnings before tax to be in the range of US$70 million to US$90 million. These estimates are prior to any asset impairment adjustments and consideration of provision for future closure costs. Investors are cautioned that these ranges are preliminary and may change in the course of finalizing the year end financial statements. The Company also notes that goodwill arising from the merger with EuroZinc is also being evaluated this year for the first time as required by accounting rules.

For the 2008 fiscal year ending December 31, 2008, the Company's production estimates are as follows:

92,000 tonnes contained copper production
202,000 tonnes contained zinc production
6,800 tonnes contained nickel production
47,000 tonnes contained lead production

Payable metal is lower than contained metal. Except for Aguablanca, payable metal should be estimated on standard industry terms: minimum deduction of 1 unit copper (94-97% payable), 8 units zinc (83-85% payable), and 3 units lead (93-95% payable). In respect of Aguablanca there is a proprietary contract for its bulk nickel-copper-PGM concentrates and, as a result details cannot be disclosed, but estimates can be approximated based on historical ratios of contained metal produced and sold.

In respect of its silver production from Zinkgruvan, Neves-Corvo and Aljustrel, the Company has entered into sales transactions at fixed prices as previously disclosed.

The Company plans to announce its results for the fourth quarter and year end 2007 on February 28, 2008 and further information will be available then.

The Company will hold a conference call today, February 14, 2008, to discuss today's news release at 8:30 a.m. PST (17:30 CET). To participate in the call, please dial the following numbers:

1-416-644-3423
1-800-594-3615 toll free in North America

A replay of the conference call will be available approximately 2 hours after the conclusion of the call until midnight on February 21, 2008. To listen to the replay please dial:

1-416-640-1917 (passcode 21263363#)
1-877-289-8525 toll free in North America (passcode 21263363#)

On Behalf of the Board,

Phil Wright
President and CEO

About Lundin Mining

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company currently has six mines in operation producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and the Ozernoe zinc project in Russia. As well, the Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

For further information, please contact:

Anders Haker, CFO: +46-70-810-8559
Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842

Cautionary Note Regarding Forward-Looking Statements
The statements made and information contained herein are "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. In particular, statements with respect to fourth quarter and year end 2007 financial results and 2008 production estimates are forward-looking statements are subject to change for the reasons described in this press release. The forward-looking statements contained in this press release are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the preparation and audit of year end financial statements; foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies' expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.